Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

VANC PHARMACEUTICALS INC.

1128-789 West Pender Street

Vancouver, BC
V6C 1H2 (the “Company”)

Item 2

Date of Material Change

January 20, 2016

Item 3

News Release

The news release was disseminated on January 21, 2016 by way of the facilities of Stockwatch and Market News.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced that Mr. David Hall was appointed as a director of the Company.  The Company also granted an aggregate of 1,700,000 stock options at $0.35.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced the appointment of Mr. David M. Hall to VANC’s Board of Directors.

Mr. Hall is currently Chairman of RepliCel Life Sciences and a consultant to the life sciences industry.  Mr. Hall served as CEO and President of RepliCel Life Sciences (the “RepliCel”) from 2012 through 2105.  He has been instrumental in diversifying RepliCel’s cell therapy programs from a single program focused on pattern baldness to three current clinical programs addressing chronic tendinosis and aging, sun damaged skin and pattern baldness as well as the development of a new dermal injector device for the delivery of cells, drugs, biologics and dermal fillers.  Prior to RepliCel, Mr. Hall consulted to government, pharma industry, biotech, eHealth and NGO’s for two years.  For the prior 15 years, Mr. Hall was a business founder, CFO, CCO, Treasurer and Secretary of Angiotech Pharmaceuticals Inc.

Mr. Hall is a Past Chair and board member of Life Sciences BC and current director of Providence Health Care Research Institute.  He is the author of Life Sciences BC’s position papers for the Premier’s Competition Council Report and Conversation on Health.  Mr. Hall was also a member of the BC Task Force on PharmaCare and serves on the board of directors of the Advantage BC. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba.

The Company also wishes to announce that it has granted an aggregate of 1,700,000 incentive stock options to the directors, officers and consultants of the Company, pursuant to the terms and conditions of the Company’s stock option plan at $0.35 per share subject to regulatory regulations.

VANC Pharmaceuticals Inc.

Material Change Report

Dated January 21, 2016

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Eugene Beukman, Director and Chief Financial Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

January 21, 2016